Confidential Treatment Requested by Systemax Inc.
SYX-001

FOIA Confidential Treatment Requested by Systemax Inc. pursuant to Rule 83 of the Rules of Practice

11 Harbor Park Drive
 Port Washington, NY  11050
516.608.7000 / Fax 516.625.0038

October 14, 2011

VIA EDGAR CORRESPONDENCE
AND FEDERAL EXPRESS

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 17, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 11, 2011 File No. 1-13792

Dear Ms. Thompson:

Reference is made to the letter dated September 16, 2011 (the “Comment Letter”) to the undersigned, Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the Company on March 17, 2011 (the “Annual Report”) and the Form 10-Q for the Quarterly Period Ended June 30, 2011 filed August 11, 2011 (the “Quarterly Report”).

Pursuant to 17 C.F.R §200.83 of the Commission’s Rules on Information and Requests (“Rule 83”), the Company requests that confidential treatment should be afforded to certain selected portions of this letter for the reasons set forth in the Company’s Confidential Treatment Request letter, described below. In accordance with Rule 83, we have provided the Commission with the following: (1) this unredacted correspondence marked to show portions the

Confidential Treatment Requested by Systemax Inc.
SYX-001

Confidential Treatment Requested by Systemax Inc.
SYX-002

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

Company redacted on the version filed via EDGAR; and (2) a copy of the confidential treatment request letter (the “CT Request Letter”). The Company has filed the redacted version of this correspondence via EDGAR today and mailed a copy of the CT Request Letter to the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”), pursuant to Rule 83; for the Staff’s convenience, copies of the redacted EDGAR correspondence and the letter provided to the FOIA Office are enclosed herewith.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions of this response letter (this “Letter”) (b) the accompanying CT Request Letter (c) any memoranda, notes, correspondence or other writings made by any member or employee of the Commission relating to any of the foregoing documents, or any conference or telephone call with respect thereto and any copies or extracts of any of the foregoing (collectively, the “Confidential Information”).

Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Systemax Inc.” and each page is marked for the record with the identifying numbers and code “SYX-001” through “SYX-013”.

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment (we have subdivided certain of the compound questions to make it easier to follow the responses).  The headings in this letter correspond to the headings of the Comment Letter.

General

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Confidential Treatment Requested by Systemax Inc.
SYX-002

Confidential Treatment Requested by Systemax Inc.
SYX-003

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

Critical Accounting Policies and Estimates, page 17

1.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.

In future filings, the Company will revise the focus of the discussion of its critical accounting policies, as requested.

1A.
Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.

In future filings, the Company will quantify (if material) the impact of its critical accounting estimates, and will provide the critical accounting estimate impact analysis (including the effect of between period changes) as requested.

1B.
In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

Historically our estimates have been in a range that has not been materially different than actual experience. In future filings, the Company will provide the reported results sensitivity analysis (including the likelihood of obtaining materially different results based on different assumptions and judgments), as requested.

Financial Condition, Liquidity and Capital Resources, page 22

2.
Please consider disclosing the amount of capital expenditures you expect to incur in your upcoming fiscal year as we believe this would provide useful information to readers in assessing your liquidity. To the extent that you have material commitments for capital expenditures as of the end of the fiscal year, please describe those commitments and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

Confidential Treatment Requested by Systemax Inc.
SYX-003

Confidential Treatment Requested by Systemax Inc.
SYX-004

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

Historically the Company has had low capital expenditures and commitments relative to the size of its operations. The Company will consider whether to make additional disclosure in future filings of the amount of its expected capital expenditures for the upcoming year, as requested.  In future filings, the Company will provide descriptions of, and the general purpose of its material commitments, if any, for capital expenditures as of year end and the anticipated source of funds to be used therefore, as requested.

Financial Statements, page 31

Consolidated Statements of Operations, page 34

3.
Please tell us your basis for classifying foreign currency exchange losses as non-operating expense in your statements of operations. In doing so, please explain to us the underlying transactions that gave rise to these foreign currency exchange losses and provide us with your detailed analysis of why you believe classifying these losses as non-operating expense is more appropriate than including them within the subtotal “operating income.” Also tell us how you considered prevailing practice, since it appears that most companies classify foreign currency exchange gains and losses within the subtotal “operating income.”

For the years ended December 31, 2010, 2009 and 2008, we incurred foreign currency exchange losses of approximately $1.8 million, $0.1 million and $1.3 million respectively. These exchange losses primarily represent the settlement of intercompany balances between our domestic and international operations that are generally settled within a reasonable period of time.  As these intercompany transactions represent financing activities, we had concluded that these amounts should be recorded as a non-operating expense in our statements of operations.

Notes to Consolidated Finance Statements, page 37

1.  Summary of Significant Accounting Policies, page 37

4.
We note that you defer and recognize revenue from extended warranty and support contracts over the contract period. If, as we assume, these contracts are separately priced contracts, please tell us the nature and significant terms of these arrangements and clarify whether you or third parties are the legal obligor under these contracts.

Confidential Treatment Requested by Systemax Inc.
SYX-004

Confidential Treatment Requested by Systemax Inc.
SYX-005

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

Through 2009 the Company’s computer manufacturing subsidiary offered two and three year extended warranties on the computer products it sold.  It should be noted that these contracts comprise only an immaterial aspect of the Company’s business (quantified in Response 4.A below).  Material provisions of these contracts provide that the computer systems sold will be free from defects in materials and workmanship for the warranty period for original purchases made in the United States and Canada, that the warranty may be voided by the Company if certain technical support software installed is deleted or modified and that the Company will repair or replace, at the Company’s option, covered defective computers or components. The Company is the obligor under these contracts which expire through 2011.  Since 2009, the Company no longer offers these contracts.

4A.	Please also quantify the warranty and support revenue recognized on these contracts for the periods presented.

Revenue recognized from these extended warranties totaled $1.4 million, $1.8 million and $1.4 million for the years 2008, 2009 and 2010, respectively.

Tell us and disclose in future filings if you recognize revenue on a straight-line or some other basis.

Deferred warranty revenue is recognized on a straight-line basis over the term of the contract. Historically warranty expense has been relatively consistent over the warranty term.

11.  Segment and Related Information, page 48

5.
We note that you present revenues by product category in your financial results press releases furnished with Form 8-K. Please present similar disclosure in your future Form 10-K filings pursuant to ASC 280-10-50-40.

In future Form 10K filings, the Company will provide the product category disclosure, as requested.

Confidential Treatment Requested by Systemax Inc.
SYX-005

Confidential Treatment Requested by Systemax Inc.
SYX-006

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

6.	Please amend your filing to provide a signed consent from your auditors.

The Company will amend the Form 10-K filing to include the signed auditor consent, as requested.

Form 10-Q for the Quarterly Period Ended June 30, 2011

8. Settlement Agreement, page 10

7.
We note that you executed a settlement agreement with Gilbert Fiorentino in conjunction with the acceptance of his resignation. We note that the agreement called for Mr. Fiorentino to surrender certain assets to the Company valued at $11 million, which included 1,130,001 shares of your common stock and $480,000 in cash. We further note that you recorded this settlement as an $8.4 million gain in your statement of operations during the quarter ended June 30, 2011. Please address the following items related to this settlement:

7A.
Please provide us with a detailed listing of the accounts that comprised the $8.4 million gain, describe each item in sufficient detail, tell us the accounts to which each component was recorded, and explain your basis in GAAP for the accounting for each item.

The accounts that comprise the $8.4 million gain are as follows:

Description	Amount

Special gain-cash bonus repayment (1) $480,000	$480,000
Special gain-surrender of shares (2)	$7,889,500

Total	$8,369,500

1) This relates to the repayment of his 2010 cash bonus by Mr. Fiorentino, after taxes and other deductions.

2) Special gain-surrender of shares is related to the surrender of 450,000 shares directly owned by Mr. Fiorentino and his surrender of 100,000 restricted shares that vested on April 1, 2011 but had not yet been delivered to Mr. Fiorentino. The 450,000 shares were

Confidential Treatment Requested by Systemax Inc.
SYX-006

Confidential Treatment Requested by Systemax Inc.
SYX-007

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

valued using the closing price of the Company’s stock on the day the shares were received by the Company’s transfer agent (May 12, 2011) and the 100,000 restricted share were valued using the closing price of the Company’s stock on the day the settlement agreement was signed (May 6, 2011) as they were effectively surrendered on that day. The accounting for these shares is discussed in 7B and 7D below.

7B.	Please specifically address why you believe it is appropriate to record the entire gain, including the portion related to surrender of your shares, in your statement of operations.

Clawback of Mr. Fiorentino’s bonus was contemplated in the Named Executive Officer bonus plan.  The bonus expense was included in the 2010 statement of operations and accordingly repayment of that bonus was included in the 2011 statement of operations. We determined that the surrender of Mr. Fiorentino’s shares to the Company should be accounted for as a non-monetary transaction. The treatment of the receipt of his bonus and stock were based upon extensive discussion and negotiations pursuant to which a settlement was reached with Mr. Fiorentino [***Information omitted and provided under separate cover to the Staff pursuant to Rule 83].  The accounting for a non-monetary transaction should be based on fair values. Thus, we recorded the stock using quoted market price at the date received by the Company which is the best representation of fair value.  We further note that there were no contingent features with respect to his shares.

7C.	Please tell us how your $11 million settlement correlates to the surrender of shares and cash valued at approximately $8.4 million.

The $11 million settlement value for purposes of our press release includes bonus repayment of $480,000 and stock surrendered. The stock surrendered value for purposes of determining the $11 million settlement amount was calculated using the closing price of the Company’s stock on May 6, 2011, the date the settlement agreement was signed. The stock portion of the settlement includes 1) the 550,000 shares surrendered and 2) the intrinsic value of 580,001 fully vested and unexercised stock options surrendered. The intrinsic value of the surrendered stock options accounts for the difference between settlement value ($11 million) and the recorded gain ($8.4 million). Intrinsic value was calculated only for purposes of determining the economic fair value of the stock options Mr. Fiorentino was surrendering under the settlement agreement, and such intrinsic value was not recorded in any accounts. This is in accordance with ASC Topic 718, Compensation-Stock Compensation; no credit is recorded in the operating statement.

Confidential Treatment Requested by Systemax Inc.
SYX-007

Confidential Treatment Requested by Systemax Inc.
SYX-008

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

7D.	Tell us why you believe this gain is properly recorded in operating income as opposed to non-operating income. Provide us with your basis in GAAP that supports your classification.

We concluded that the gain is properly recorded in operating income as the settlement agreement was an employment related settlement and all employment related items impact operations. We further note that the Company incurred legal and professional fees in order to execute the settlement with Mr. Fiorentino. Therefore, consistent with accounting general concepts, we believe that the gain should be recorded through the same section of the income statement where these types of items are recognized initially.

7E.
We note that your statement of shareholders’ equity reflects the return of 550,000 shares of common stock valued at $7.890 million and the surrender of fully vested options that resulted in a decrease to additional paid in capital of $1.029 million. Please tell us how you valued the 550,000 shares that appear to have been returned to you by Mr. Fiorentino, including the specific valuation date(s) you utilized.

The 550,000 shares that were surrendered by Mr. Fiorentino included 450,000 shares directly owned by Mr. Fiorentino and 100,000 shares of restricted stock which vested April 1, 2011 but which had not yet been delivered to Mr. Fiorentino. The 450,000 shares directly owned by Mr. Fiorentino were valued using the closing price of the Company’s stock on May 12, 2011, the day the shares were received by the Company’s transfer agent.  The 100,000 shares of restricted stock which vested April 1, 2011 and had not yet been delivered to Mr. Fiorentino were valued using the closing price of the Company’s stock on May 6, 2011, the day the settlement agreement was executed.

7F.	Also tell us how you recorded the surrender of the stock options. Please cite the authoritative accounting guidance you used to account for these items.

The Company recorded a reduction of a deferred tax asset and additional paid in capital in the amount of approximately $783,000 related to Mr. Fiorentino’s surrender of 580,001 fully vested and unexercised stock options.  The deferred tax asset had been recorded over the vesting period of these options. The authoritative guidance used to record these items is found in ASC Topic 718, Compensation-Stock Compensation.

Confidential Treatment Requested by Systemax Inc.
SYX-008

Confidential Treatment Requested by Systemax Inc.
SYX-009

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

7G.
Furthermore, please reconcile the activity in your statement of shareholders’ equity to your disclosure on page 10 which states that 1,130,001 shares of common stock have been returned by Mr. Fiorentino.

Page 10 of the Quarterly Report discusses 1,130,001 shares surrendered by Mr. Fiorentino. This share surrender included 450,000 shares that were held directly by Mr. Fiorentino, 100,000 shares of restricted stock which vested but had not yet been delivered to Mr. Fiorentino and 580,001 fully vested and unexercised option shares which Mr. Fiorentino beneficially owned.  The 550,000 outstanding and issued shares returned were recorded through the shareholders equity statement, while the 580,001 surrendered stock options were not as they were never issued.

7H.
We note that you believe that the matters investigated did not have a material impact on your previously reported financial results in any reporting period. Please provide us with your analysis which outlines the financial impact for each reporting period affected and provide us with your qualitative and quantitative analysis on why a restatement was not necessary.

***Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

7I.	If there was a previously undetected misappropriation of assets, please tell us how you accounted for such losses, if at all, once you discovered such improprieties.

***Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

7J.
Please tell us whether the settlement agreement has been fully executed as of June 30, 2011 or whether there were/are ongoing matters that still need to be resolved and executed. In doing so, tell us whether any gain contingency was recorded as of June 30, 2011 and, if so, tell us your basis for recording such contingency.

The settlement agreement with Mr. Fiorentino was executed and effective as of May 6, 2011 There was no gain contingency recorded as of June 30, 2011 as the settlement agreement was fully executed prior to that date.

As requested by the Staff, the Company hereby acknowledges that:

Confidential Treatment Requested by Systemax Inc.
SYX-009

Confidential Treatment Requested by Systemax Inc.
SYX-0010

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011

•	the Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Systemax Inc.
SYX-0010

Confidential Treatment Requested by Systemax Inc.
SYX-0011

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 14, 2011
Page11

Thank you for your attention.  Please feel free to contact the undersigned for any additional information.

Respectfully yours,

/s/ Lawrence P. Reinhold
Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Enclosure

cc:   Yong Kim, Staff Accountant
Andrew Blume, Staff Accountant

Confidential Treatment Requested by Systemax Inc.
SYX-0011